 Exhibit (a)(1)(J)
For further information:
Steven Fitzpatrick, Investor Relations
SFitzpatrick@UniversalLogistics.com
Universal Logistics Holdings, Inc. Announces Extension and Increase of Tender Offer to Purchase up to 600,000 Shares
Warren, Michigan, August 27, 2019 — Universal Logistics Holdings, Inc. (NASDAQ: ULH) (the “Company” or “ULH”) today announced that it is amending its previously announced modified “Dutch auction” tender offer to purchase up to 300,000 shares of its outstanding common stock at a price of not less than $21.00 and not more than $24.00 per share. Under the amended terms, the Company is now offering to purchase up to 600,000 shares of its common stock. The Company is also extending the expiration date of the tender offer. The tender offer, which was previously set to expire at 5:00 p.m., Eastern Time, on September 3, 2019, is now set to expire at 5:00 p.m., Eastern Time, on September 13, 2019, unless further extended or withdrawn. The tender offer otherwise remains subject to all previously announced terms and conditions.
In connection with the amendment of the tender offer, the Chairman of the Company’s Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised the Company that, although no final decision has been made, they may tender to up to an aggregate of 600,000 shares that they beneficially own in the tender offer, including shares held by Mr. Matthew T. Moroun individually and shares held by trusts controlled by Mr. Matthew T. Moroun or Mr. Manuel J. Moroun. The Moroun family collectively owns approximately 70.7% of the Company’s issued and outstanding shares. In addition, in connection with the amendment, Mr. H. E. “Scott” Wolfe, a director, has advised the Company that, although no final decision has been made, he may tender up to an additional 10,000 shares that he beneficially owns, for a total of up to 15,000 shares, in the tender offer.
The Company is also clarifying that its shareholders of record on September 2, 2019 will be entitled to receive the previously declared quarterly cash dividend payable on October 1, 2019, even if such shareholders tender some or all of their shares in the tender offer, regardless of when such shares are tendered or whether such shares are accepted for purchase by the Company.
The Company’s shareholders will be receiving amended and supplemented tender offer materials reflecting the amended terms of the tender offer. Shareholders that have previously tendered shares and do not wish to withdraw the tender of those shares or tender additional shares do not need to take any further action. Shareholders that wish to tender shares in the tender offer should follow the procedures for tendering shares set forth in the tender offer materials, as amended. Tendering shareholders of record may use the original Letter of Transmittal previously sent to the Company’s shareholders. Shareholders may withdraw shares previously tendered in accordance with the procedures set forth in the tender offer materials, as amended.
The Company amended the terms of the tender offer to return additional capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders who do not participate in the tender offer to share in a higher portion of its future potential. The Company extended the tender offer to comply with applicable laws and to ensure that shareholders have sufficient additional time to consider the tender offer on its new terms and tender shares if they so choose.
The Company has retained Computershare Trust Company, N.A. as the depositary for the tender offer and Georgeson LLC as the information agent. Additional copies of the Offer to Purchase, the Supplement to the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the information agent at (800) 932-9864 (toll free). Questions regarding the tender offer should be directed to the information agent at (800) 932-9864 (toll free).

About Universal
Universal Logistics Holdings, Inc. is a leading asset-light provider of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. We provide our customers with supply chain solutions that can be scaled to meet their changing demands and volumes. We offer our customers a broad array of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services.
Certain Information Regarding the Tender Offer
The information in this press release describing Universal Logistics Holdings, Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Universal Logistics Holdings, Inc.’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Universal Logistics Holdings, Inc. is distributing to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Shareholders of Universal Logistics Holdings, Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Universal Logistics Holdings, Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson LLC, the information agent for the tender offer, toll free at (800) 932-9864. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Georgeson LLC, the information agent for the tender offer, toll free at (800) 932-9864.
Forward-Looking Statements
Some of the statements contained in this press release might be considered forward-looking statements. These statements identify prospective information. Forward-looking statements can be identified by words such as: “expect,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “future,” “likely,” “may,” “should” and similar references to future periods. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. These forward-looking statements are subject to a number of factors that may cause actual results to differ materially from the expectations described. Additional information about the factors that may adversely affect these forward-looking statements is contained in the Company’s reports and filings with the Securities and Exchange Commission. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws.